Filed Pursuant to Rule 433

Dated December 14, 2005

Registration Statement No. 333-128554

FREE WRITING PROSPECTUS DATED DECEMBER 14, 2005

20,000,000 Shares

Republic Property Trust

This Free Writing Prospectus relates only to the securities described above and should only be read together with the preliminary prospectus, dated December 14, 2005, included in the Registration Statement on Form S-11 (Registration No. 333-128554) relating to these securities.

Issuer: Republic Property Trust

Symbol: RPB

Number of Common Shares offered by Republic Property Trust: 20,000,000

Over-Allotment Option: 3,000,000

Price to Public: $12.00 per share. This price represents a decrease from the price range indicated on the cover page of the preliminary prospectus dated November 29, 2005 relating to these securities. As described in the preliminary prospectus dated December 14, 2005, included in the Registration Statement on Form S-11 (Registration No. 333-128554) relating to these securities, as a result of pricing below the mid-point of the price range, Republic Property Trust may refinance up to $50 million of the existing mortgage loans on the Presidents Park properties to the extent those balances are not paid in full with net proceeds from the offering.

Underwriting discounts and commissions: $0.75 per share

Financial advisory fee: 0.75% of the public offering price in the aggregate

Selling concession: $0.45 per share

Reallowance: $0.10 per share

Net Proceeds (before expenses and payment of the financial advisory fee) to Republic Property Trust: $225,000,000 ($258,750,000 if the underwriters exercise their option to purchase additional shares in full)

Trade Date: December 14, 2005

Co-Book-Running Managers: Lehman Brothers and Bear, Stearns & Co. Inc.

Co-Managers: Wachovia Securities, Raymond James, UBS Investment Bank and KeyBanc Capital Markets

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462.